UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Electromed, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

285409 108
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 285409 108	Page 2 of 8

1		Names of reporting persons
G & J Winn Family LLLP
2	Check the appropriate box if a member of a group (see instructions)*	(a) ☐ (b) ☐

3		SEC use only

4		Citizenship or place of organization
USA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
430,303
	6	Shared voting power
0
	7	Sole dispositive power
430,303
	8	Shared dispositive power
0
9		Aggregate amount beneficially owned by each reporting person
430,303
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐

11		Percent of class represented by amount in Row (9)
5.1%(a)
12		Type of reporting person (see instructions)
PN

(a) Calculated based on 8,458,005 shares of common stock outstanding as of November 7, 2024, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.

SCHEDULE 13G

CUSIP No. 285409 108	Page 3 of 8

1		Names of reporting persons
Dr. George H. Winn
2	Check the appropriate box if a member of a group (see instructions)*	(a) ☐ (b) ☐

3		SEC use only

4		Citizenship or place of organization
USA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
84,773
	6	Shared voting power
430,303
	7	Sole dispositive power
84,773
	8	Shared dispositive power
430,303
9		Aggregate amount beneficially owned by each reporting person
515,076
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐

11		Percent of class represented by amount in Row (9)
6.1%(a)
12		Type of reporting person (see instructions)
IN

(a) Calculated based on 8,458,005 shares of common stock outstanding as of November 7, 2024, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.

SCHEDULE 13G

CUSIP No. 285409 108	Page 4 of 8

1		Names of reporting persons
Joan C. Winn
2	Check the appropriate box if a member of a group (see instructions)*	(a) ☐ (b) ☐

3		SEC use only

4		Citizenship or place of organization
USA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
430,303
	7	Sole dispositive power
0
	8	Shared dispositive power
430,303
9		Aggregate amount beneficially owned by each reporting person
430,303
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐

11		Percent of class represented by amount in Row (9)
5.1%(a)
12		Type of reporting person (see instructions)
IN

(a) Calculated based on 8,458,005 shares of common stock outstanding as of November 7, 2024, as reported by the issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.

Item 1(a)	Name of Issuer:

Electromed, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 Sixth Avenue Northwest
New Prague, Minnesota 56071

Item 2(a)	Name of Person Filing:

	(i)	G & J Winn Family LLLP, a Minnesota limited liability limited partnership, with respect to the common stock held directly by it.

	(ii)	Dr. George H. Winn, an individual, with respect to the common stock directly by him individually and with respect to the stock held directly by the G & J Winn Family LLLP, a Minnesota limited liability limited partnership, of which he is a general partner.

	(iii)	Joan C. Winn, an individual, with respect to the stock held directly by the G & J Winn Family LLLP, a Minnesota limited liability limited partnership, of which she is a general partner.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each reporting person is:

27541 Country Hollows Lane
New Prague, Minnesota 56071

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share, of Electromed, Inc.

Item 2(e)	CUSIP Number:

285409 108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4	Ownership:

See Cover Page, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

EXHIBITS

Joint Filing Agreement, dated November 13, 2024, by and among the G&J Winn Family LLLP, George H. Winn, and Joan C. Winn.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024
G & J Winn Family LLLP

	By:	/s/ George H. Winn
George H. Winn, General Partner

	By:	/s/ Joan C. Winn
Joan C. Winn, General Partner

/s/ George H. Winn
George H. Winn

/s/ Joan C. Winn
Joan C. Winn

Agreement to Make Joint Filing Statement

The undersigned hereby agree to file a joint Schedule 13G/A with respect to the interests of the undersigned in Electromed, Inc. and that the Schedule 13G/A to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: November 13, 2024
G & J Winn Family LLLP

	By:	/s/ George H. Winn
George H. Winn, General Partner

	By:	/s/ Joan C. Winn
Joan C. Winn, General Partner

/s/ George H. Winn
George H. Winn

/s/ Joan C. Winn
Joan C. Winn